Exhibit 12

Ratio of Earnings to Fixed Charges

Union Pacific Corporation and Subsidiary Companies

(Unaudited)

	Three Months Ended March 31,
Millions of Dollars, Except for Ratios	2007	2006
Earnings:
Net income	$ 386	$ 311
Equity earnings net of distributions	(15)	(14)
Total earnings	371	297
Income taxes	235	184
Fixed charges:
Interest expense including amortization of debt discount	113	120
Portion of rentals representing an interest factor	60	60
Total fixed charges	173	180
Earnings available for fixed charges	$ 779	$ 661
Ratio of earnings to fixed charges	4.5	3.7